MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of Mountain Province Diamonds Inc. (“Mountain Province”) will be held at The National Club, 303 Bay Street, Toronto, Ontario, Canada M5H 2R1 on Wednesday, September 13, 2006 at 10:00 am (Toronto time) for the following purposes:

(1) For the Shareholders to consider the following:

(a)	To receive and consider the consolidated audited financial statements of Mountain Province for the fiscal year ended March 31, 2006, together with the report of the auditors thereon;

(b)	To elect directors of Mountain Province;

(c)	To re-appoint the auditors of Mountain Province and to authorize the directors of Mountain Province to fix the auditors’ remuneration; and

(d)	To approve the Corporation’s Shareholder Rights Plan.

This Notice is accompanied by a form of Proxy, the Circular, the audited consolidated financial statements of Mountain Province for the year-ended March 31, 2006, and a supplemental mailing list form.

The Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and send the enclosed form of proxy to Computershare Trust Corporation of Canada so that as large a representation as possible may be had at the meeting.

DATED as of July 26, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"Patrick Evans"
Patrick Evans
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

of

MOUNTAIN PROVINCE DIAMONDS INC.

to be held on

WEDNESDAY, SEPTEMBER 13, 2006

MOUNTAIN PROVINCE DIAMONDS INC.

220 Bay Street, 14th Floor

Toronto, Ontario, Canada M5J 2W4

MANAGEMENT INFORMATION CIRCULAR
(all information as at July 26, 2006 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This management information circular is furnished in connection with the solicitation of proxies being made by the management of Mountain Province Diamonds Inc. ("Corporation") for use at an annual and special meeting of the Corporation's shareholders ("Meeting") to be held on Wednesday, September 13, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy ("Proxy") are directors or officers of the Corporation.

A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Trust Corporation of Canada ("Computershare"), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. For general inquiries, shareholders may contact Computershare as follows:

By Phone:	1-800-564-6253
By Fax:	1-866-249-7775 (within North America)
By Fax:	(416) 263-9524 (outside North America)
By Email:	service@computershare.com

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust Corporation through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary ("Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder. In this case, the Non-registered Holder should otherwise properly complete the Proxy and deliver it to Computershare Trust Corporation of Canada as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service Corporation, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service Corporation in accordance with the instructions of the Intermediary or its service Corporation.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxy holders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at 220 Bay Street, 14th Floor, Toronto, Ontario, Canada M5J 2W4 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the proxy, and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person(s) appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

APPROVAL OF MATTER

Unless otherwise noted, approval of matters to be placed before the Meeting is by an "ordinary resolution" which is a resolution passed by a simple majority (50%+1) of the votes cast by shareholders of the Corporation present and entitled to vote in person or by proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Currently, the Corporation has issued and outstanding 55,575,715 fully paid and non-assessable common shares without par value, each share carrying the right to one (1) vote. The common shares of the Corporation are listed on the Toronto Stock Exchange (the "TSX") under the symbol 'MPV' and on the American Stock Exchange (the “Amex”) under the symbol ‘MDM’. The Corporation has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on -----August 4, 2006 who either personally attends the Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Corporation, the only person who, or corporation which, beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation, is:

Name of Shareholder	No. of Shares Held	Percentage of issued and outstanding share capital of 55,575,715 shares (as at August 4, 2006)
Bottin (International) Investments Ltd. (controlled by Dermot Desmond)	13,253,430	23.85%

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the Business Corporations Act (Ontario) ("Business Corporations Act").

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Corporation, their present principal occupations and the number of common shares of the Corporation or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name , Present Position(s) with the Corporation (1) and Place of Residence (3)	Principal Occupation During Last Five (5) Years If Different From Office Held(2) (3)	Date(s) Served as a Director Since	No. of Shares of the Corporation Beneficially Owned, Directly or Indirectly, or Over which Control or Direction is Exercised (3)
Jonathan Comerford (4) (5) (6) Chairman of the Board and a director of the Corporation Ireland	Investment Manager at IIU Limited since August 1995.	September 21, 2001	Nil(10)
Patrick Evans President, Chief Executive Officer and a director of the Corporation United States of America	President of the Corporation since November 2005.	November 16, 2005	69,500(9)
Elizabeth J. Kirkwood Director of the Corporation Canada	Business Executive.	September 21, 2001	Nil (8)
Carl Verley (4) (5) (6) Director of the Corporation Canada	Self-employed Geological Consultant since.	December 2, 1986	225,250
David Whittle (4) (5) (6) Director of the Corporation Canada	CFO at Hillsborough Resources since August 2004; self-employed Chartered Accountant prior	November 1, 1997	152,900
D.H.W. (Harry) Dobson Director of the Corporation Monaco	Independent Businessman.	November 1, 1997	1,192,510(7)

(1)	For the purposes of disclosing positions held in the Corporation, "Corporation" includes the Corporation and any parent or subsidiary thereof.

(2)	Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(3)
The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

(4)	Member of the Corporation's Audit Committee.

(5)	Member of the Corporation's Compensation Committee.

(6)	Member of the Corporation's Corporate Governance Committee.

(7)	172,413 of these shares are held indirectly through Middlemarch Partners Limited, an unrelated/independent investment management firm, acting as Portfolio Manager.

(8)
Elizabeth Kirkwood holds options to purchase up to a total of 80,000 common shares of the Corporation, 30,000 at an exercise price of $1.36 per common share expiring on October 1, 2007 and 50,000 at an exercise price of $1.96 expiring on October 1, 2009. These options were granted to Ms. Kirkwood under the Corporation's Stock Option Plan.

(9)
Patrick Evans holds options to purchase up to a total of 200,000 common shares of the Corporation, 100,000 at an exercise price of $2.63 per common share expiring on November 1, 2010 and 100,000 at an exercise price of $4.50 expiring on January 30, 2011. These options were granted to Mr. Evans under the Corporation's Stock Option Plan.

(10)
Jonathan Comerford holds options to purchase up to a total of 150,000 common shares of the Corporation at an exercise price of $1.96 per common share expiring on October 1, 2009. These options were granted to Mr. Comerford under the Corporation’s Stock Option Plan.

To the best of management's knowledge, no proposed director is, or has been within the last ten years, a director or executive officer of any Corporation that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Corporation being the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management's knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the reappointment of KPMG LLP, Chartered Accountants (“KPMG”), as the auditor of the Corporation to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors. The auditor was first appointed on August 6, 1998.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, the Corporation's President and Chief Executive Officer, and Chief Financial Officer as the only compensated executive officers of the Corporation as at March 31, 2006 (the "Named Executive Officers") and in each of the Corporation's two (2) most recently completed financial years prior to that date. Specific aspects of the compensation of the Named Executive Officers are dealt with in further detail in subsequent tables.

The following table is a summary of compensation paid to the Named Executive Officers for each of the Corporation's three most recently completed financial years.

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Financial Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options / SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Patrick Evans	2006	Nil	Nil	$58,157(1)	200,000(2)	Nil	Nil	Nil
President and Chief Executive Officer (started November 7, 2005)	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A

	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Jan W. Vandersande	2006	Nil	Nil	$102,127(3)	Nil	Nil	Nil	Nil
President and Chief Executive Officer (until October 31, 2005)	2005	Nil	Nil	$131,877(3)	Nil	Nil	Nil	Nil

	2004	Nil	$85,856	$129,138(4)	Nil	Nil	Nil	Nil

Elizabeth Kirkwood	2006	Nil	Nil	$34,000(5)	Nil	Nil	Nil	Nil
Chairman, Chief Financial Officer and Corporate Secretary (until May 10, 2006)	2005	Nil	Nil	$40,050(6)	50,000(7)	Nil	Nil	Nil

	2004	Nil	Nil	$30,700(8)	Nil	Nil	Nil	Nil

(1)	$56,074 was paid to Patrick Evans pursuant to a Consulting Agreement for his services as President and CEO, as well as a prorated director’s fee of $2,083 for the year ended March 31, 2006.

(2)
Options granted as follows: 100,000 options granted November 1, 2005 with 50,000 vesting upon acceptance of the Consulting Agreement and 50,000 vesting on the first anniversary of acceptance of the Consulting Agreement - all have an exercise price of $2.63, and are exercisable for a period of 5 years; and 100,000 options granted on January 30, 2006 with an exercise price of $4.50 and with 50% of the options vesting immediately, and 50% vesting January 31, 2007. All 100,000 options granted January 30, 2006 are exercisable for a period of 5 years from grant.

(3)	These monies were paid to Dr. Vandersande pursuant to a consulting agreement. This amount includes drug, medical and dental benefits paid to Dr. Vandersande.

(4)
Out of this sum, $39,831 was paid to Dr. Vandersande in consideration of the termination of the consulting agreement. In consideration of terminating his old consulting agreement and entering into a new consulting agreement, Dr. Vandersande earned a one-time payment of US$120,000 (CDN$159,387), comprising US$90,000 (CDN $119,552) were payable on March 31, 2004, and 60,000 common shares of the Corporation which were valued at their fair value on the date of issuance at $156,000.

(5)
Includes $18,000 paid to a Corporation which is wholly owned by Elizabeth Kirkwood in consideration for accounting and corporate services performed by her, $6,000 for consulting services provided by her to the Corporation, and $10,000 for director’s fees in her capacity as Chairman of the Board for the year ended March 31, 2006.

(6)	$36,000 was paid to a company which is wholly owned by Ms. Kirkwood in consideration for consulting services performed by Ms. Kirkwood.

(7)	Granted on October 1, 2004 and exercisable for a period of 5 years at a price of $1.96.

(8)	Of these monies, $24,950 was paid to Elizabeth Kirkwood as Chairperson’s honorarium, and $5,750 was paid for consulting fees.

Long-Term Incentive Plans - Awards in Most Recently Completed Financial Year

A "Long-Term Incentive Plan" is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SARs (stock appreciation rights), or compensation through shares or units that are subject to restrictions on resale. The Corporation has no Long-Term Incentive Plan in place, and, therefore, there were no awards made under any long-term incentive plan to the Named Executive Officers during the Corporation's most recently completed financial year.

Options/SARs Granted During the Most Recently Completed Financial Year

During the most recently completed financial year, options to purchase 100,000 common shares at the price of $2.63 on or before November 1, 2010, and 100,000 common shares at the price of $4.50 on or before January 30, 2011 were granted to Patrick Evans as is shown in the following table.

Name	Date of Grant	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the date of Grant ($/Security)(1)	Expiration Date
Patrick Evans	November 1, 2005	100,000	50%	$2.63	$2.65	November 1, 2010
Patrick Evans	January 30, 2006	100,000	50%	$4.50	$4.50	January 30, 2011

Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year, and the value at the financial year end of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ( $) Exercisable / Unexercisable (2)
Elizabeth Kirkwood (until May 10, 2006)	10,000	$12,600	80,000/Nil	244,400/Nil
Patrick Evans (since November 7, 2005)	Nil	Nil	100,000/100,000	122,500/122,500
Jan W. Vandersande (until October 31, 2005)	170,000	$255,250	Nil/Nil	Nil/Nil

(1)	Based on the difference between the option exercise price and the closing market price of the Corporation's shares on the date of exercise.

(2)
In-the-Money Options are those for which the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Corporation's shares as at March 31, 2006, (i.e., financial year end) was $4.79.

Option and SAR Re-pricing

There were no options or freestanding SARs held by the Named Executive Officers that were re-priced downward during the most recently completed financial year of the Corporation.

Defined Benefit or Actuarial Plan Disclosure

The Corporation does not have a defined benefit/actuarial plan, under which benefits are determined primarily by final compensation and years of service of the Corporation's officers and key employees.

Other Compensation Matters

The Corporation does not provide any pension plan benefits to the Named Executive Officers.

Composition of the Compensation Committee

The Corporation's Compensation Committee consists of Jonathan Comerford, Carl Verley, and David Whittle, three (3) non-management directors (each of whom is also an "unrelated" director, as defined in the TSX Corporate Governance Guidelines). However, compensation matters may also be reviewed and approved by the Corporation's entire board of directors ("Board").

Report on Executive Compensation

The Compensation Committee has no formal compensation policy. However executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation.

Executive compensation is based on a combination of factors, including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Corporation, beginning on March 31, 2001, with the cumulative total return of the S&P/TSX Composite Index ("TSX Index") for the five most recently completed financial years of the Corporation.

Mountain Province Diamonds Inc.

MPV

Comparison of Five Year Total Common Shareholders' Return

	2001	2002	2003	2004	2005	2006
MPV	$0.62	$0.84	$1.84	$2.40	$2.26	$4.79
S & P/TSX Composite Index	7,608.00	7,851.47	6,343.29	8,585.93	9,612.38	12,110.61

Compensation of Directors
(See Management Contracts section in this Information Circular for other transactions with directors).

Compensation for the Named Executive Officers is disclosed above. Compensation for directors is in the form of annual cash payments in the amounts of $5,000 per ordinary director, $7,500 for the chairman of the audit committee and $10,000 for the chairman of the board, which amounts were paid during the financial year ended March 31, 2006.

As of March 31, 2006, the Corporation owed $3,000 to David Whittle, a director of the Corporation. This was in respect of an account that Mr. Whittle had paid on behalf of Glenmore. Subsequent to the year-end this amount was paid to Mr. Whittle, and there is no indebtedness among the directors and the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER

EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Corporation's most recently completed financial year with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,060,000	$1.90	2,207,342
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,060,000	$1.90	2,207,342

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is indebted to the Corporation, or any of its subsidiaries, nor any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation, or any of its subsidiaries.

MANAGEMENT CONTRACTS

The Corporation entered into a Corporate Services Agreement effective September 1, 2003 with 1014620 Ontario Inc. Elizabeth J. Kirkwood, the Chairman, Chief Financial Officer, Secretary and a director of the Corporation until May 10, 2006, is also the sole director, officer and shareholder of 1014620 Ontario Inc. Under the Corporate Services Agreement, the Corporation retained 1014620 Ontario Inc. to provide bookkeeping and accounting services (including cash-flow management, accounts payable, accounts receivable, government remittances, preparing unaudited interim financial statements, and assisting the Corporation in the preparation of the audited year-end financial statements) and corporate secretarial services (including the preparation, dissemination and filing of all press releases and material change reports and any and all agendas, minutes, reports and proxy materials that are required by a publicly traded company, including filing all such press releases, notices, reports and financial statements on SEDAR) (the "Corporate Services").

The two-year term of the Corporate Services Agreement expired on August 31, 2005. During the term, 1014620 Ontario Inc. was paid a monthly fee of $3,000 ($36,000 per annum) for providing the Corporate Services, and was also reimbursed for all reasonable out-of-pocket expenses properly incurred in connection with the performance of the Corporate Services. During the year ended March 31, 2006, the Corporation paid $18,000 for corporate services to 1014620 Ontario Inc. before the Corporate Services Agreement was terminated on September 30, 2005. Ms. Kirkwood was also paid $6,000 for consulting services in the year ended March 31, 2006.

During the year ended March 31, 2006, the Corporation paid a total of $102,127 to Jan W. Vandersande, the former President, Chief Executive Officer and a director of the Corporation, for consulting, management, property evaluation and administration services to the Corporation and for drug, medical and dental benefits.

The Corporation has a Consulting Agreement with Patrick Evans for his services as President and CEO effective November 7, 2005. The monthly consulting fee under the Consulting Agreement is $12,500, and in the year ended March 31, 2006, the Corporation paid a total of $56,074.

The Corporation signed a Consulting Agreement with Jennifer Dawson for her services as Chief Financial Officer and Corporate Secretary, effective May 11, 2006. There were no amounts paid to her in the year ended March 31, 2006.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, since the commencement of the Corporation's most recently completed financial year, no informed person of the Corporation, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. An "informed person" means: (a) a director of executive officer of the Corporation; (b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (c) any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange ("TSX") has issued a series of guidelines for what it considers effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed Corporation disclose on an annual basis its approach to corporate governance with reference to the guidelines. The Corporation's approach to corporate governance is set forth below, and Appendix 1, which supplements the disclosure below, lists each of the TSX's corporate governance guidelines and the Corporation's conformity to each guideline.

Mandate of the Board

The Board is required to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. The Board actively oversees the development, adoption and implementation of the Corporation's strategies and plans. The Board's responsibilities include:

(a)	the Corporation's strategic planning process,

(b)	the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage risk,

(c)	the Corporation's succession planning, including appointing, training and monitoring senior management,

(d)	the Corporation's major business development initiatives,

(e)	the integrity of the Corporation's internal control and management information systems,

(f)	the Corporation's policies for communicating with shareholders and others, and

(g)	the general review of the Corporation's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

(a)	approval of the annual capital budget and any material changes to the operating budget,

(b)	approval of the Corporation's business plan,

(c)	acquisition of, or investments in, new business,

(d)	changes in the nature of the Corporation's business,

(e)	changes in senior management, and

(f)	all matters as required under the Business Corporations Act (Ontario).

The Board meets on a regularly scheduled basis and more frequently if required. During the most recently completed financial year, the Board met seven times.

Board Composition and Independence from Management

Unrelated Directors

An "unrelated" director, under the TSX guidelines, is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act in the best interests of the Corporation, other than interests arising from shareholding. In defining an unrelated director, the TSX guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management.

On an application of these definitions, five of the Corporation's six existing and proposed directors are unrelated. The related director of the Corporation is Patrick Evans, the President and Chief Executive Officer of the Corporation.

Independence of the Board from Management

The Corporation's corporate governance structure recognizes the value of separating the offices of chair and CEO. Patrick Evans is the Corporation's President and Chief Executive Officer and the Board is chaired by Jonathan Comerford.

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management.

The Corporation recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Size of the Board

A board of directors must have sufficient directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Board reviews the contributions of directors and considers whether the current size and make-up of the Board promotes effectiveness and efficiency.

Board Committees

The Board has three committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee. Each of these committees is comprised solely of non-management directors, each of whom is also unrelated. The committees, their mandates and memberships are outlined below.

Audit Committee

Composition

As of the date hereof, the Audit Committee is composed of Jonathan Comerford, Carl Verley and David Whittle (Chair), all of whom are unrelated directors. All of the members of the Audit Committee are financially literate within the meaning of Section 1.5 of Multilateral Instrument 52-110. The Audit Committee meets with the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the most recently completed financial year, the Audit Committee met four times.

The text of the Corporation's Audit Committee Charter is attached as Appendix 2 to this Circular. The Audit Committee pre-approves all audit services to be provided to the Corporation by its independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Corporation by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Corporation by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Corporation's auditor, for the fiscal year ended March 31, 2006, have been pre-approved by the Audit Committee of the Corporation. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

Audit Fees

"Audit Fees" are the aggregate fees billed by KPMG for the audit of the Corporation's consolidated annual financial statements, assistance with interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements, services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies and stock exchanges and other documents issued in connection with securities offerings and admissions to trading, and assistance in responding to comment letters from securities regulatory bodies, and consultations with the Corporation's management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies, or other regulatory or standard-setting bodies.

Aggregate audit fees billed in fiscal 2006 by KPMG were $53,500 (2005 fees were - $52,500).

Audit-Related Fees

"Audit-Related Fees" are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Corporation, and if applicable, audits of financial statements of a Corporation's employee benefit plan.

There were no "Audit Related Fees" charged by KPMG during the fiscal period ended March 31, 2006.

Tax Fees

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees billed in fiscal 2006 by KPMG were $nil (2005 - $16,682 pertaining to tax compliance and tax planning pertaining to the wind-up of Mountain Glen).

All Other Fees

There were no other fees charged by KPMG during the fiscal periods ended March 31, 2006 and 2005. The Audit Committee pre-approves all audit services to be provided to the Corporation by its independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Corporation by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Corporation by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Corporation's auditor, for the fiscal year ended March 31, 2006, have been pre-approved by the Audit Committee of the Corporation. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

Compensation Committee

The Compensation Committee, in consultation with the president of the Corporation, reviews and recommends to the Board for approval all matters relating to compensation of executives of the Corporation. During the most recently completed financial year, the Compensation Committee met two times and is composed of Jonathan Comerford, Carl Verley and David Whittle, all of whom are unrelated directors.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing the approach of the Corporation to the matters of corporate governance including the mandate, size and composition of the Board and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board. During the most recently completed financial year, the Corporate Governance Committee met two times and is composed of Jonathan Comerford, Carl Verley and David Whittle, all of whom are unrelated directors.

SPECIAL BUSINESS -

PARTICULARS OF MATTERS TO BE ACTED UPON

SHAREHOLDER RIGHTS PLAN

Adoption of Rights Plan

By written resolution effective August 4, 2006, the board of directors of the Corporation (the "Board") adopted a shareholder rights plan (the "Rights Plan") pursuant to the terms of a shareholder rights agreement (the "Rights Plan Agreement") between the Corporation and its transfer agent, Computershare Investor Services Inc. (the "Rights Agent"), who has agreed to act as rights agent under the Rights Plan. A copy of the Rights Plan Agreement is available to shareholders of record upon request made to the Corporation at its registered head office located at 220 Bay Street, 14th Floor, Toronto, Ontario, Canada M5J 2W4, Attention: Mr. Patrick Evans. In order to continue in force, the Rights Plan must be approved, ratified and confirmed by an ordinary resolution of the shareholders of the Corporation in accordance with stock exchange guidelines (outlined below) within six (6) months of its approval by the Board. The full text of the resolution shareholders will be asked to approve is attached to this Circular as Appendix 3.

Capitalized terms used in this section of the Circular and not otherwise defined herein have the meaning assigned to them in the Rights Plan Agreement.

Objectives of the Rights Plan

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and fairly in connection with any Take-Over Bid for the Corporation. Take-Over Bids do not always result in shareholders receiving equal or fair treatment or full value for their investment. Also of concern to the Board in deciding to implement the Rights Plan is that current Canadian securities legislation only requires a Take-Over Bid to remain open for twenty-one (21) days. The Board believes that this period may be too short for the shareholders to properly evaluate a bid, or for the Board to pursue alternatives which could maximize shareholder value, and to make informed recommendations to shareholders.

The Rights Plan is designed to discourage discriminatory or unfair Take-Over Bids for the Corporation and gives the Board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited (or "hostile") Take-Over Bid for the Corporation. The Rights Plan will encourage a person proposing to make, or who has made, a Take-Over Bid for the Corporation (an "Offeror") to proceed by way of a Permitted Bid or to approach the Board with a view to negotiation, by creating the potential for substantial dilution of the Offeror's position. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any Take-Over Bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the Take-Over Bid on a fully informed basis.

The Rights Plan was not adopted in response to, or in anticipation of, any acquisition or Take-Over Bid. Furthermore, in proposing the Rights Plan, the Board does not intend to prevent a take-over of the Corporation, to secure continuance of current management or the directors in office or to deter fair offers for the Corporation's common shares. The Rights Plan may, however, increase the price to be paid by a potential Offeror to obtain control of the Corporation and may discourage certain transactions, including a Take-Over Bid for less than all the common shares of the Corporation. Accordingly, the Rights Plan may deter some Take-Over Bids.

Specific Concerns of the Board

In particular, in adopting the Rights Plan and Rights Plan Agreement, the Board considered the following concerns inherent in the existing legal framework governing the conduct of take-over bids:

Time

As mentioned above, current Canadian securities legislation permits a take-over bid to expire in twenty-one (21) days. The Board is of the view that that period is too short to permit shareholders to fully consider a take-over bid and to make a reasoned and unhurried decision. The Rights Plan Agreement provides a mechanism whereby the minimum expiry period for a Take-Over Bid must be ninety (90) days after the date of the bid. The Take-Over Bid must also remain open for a further period of ten (10) days after the Offeror publicly announces that the shares deposited or tendered to the bid and not withdrawn constitute more than fifty percent (50%) of the common shares of the Corporation outstanding and held by shareholders other than the Offeror or Acquiring Person, their Associates and Affiliates, and Persons acting jointly or in concert with the Offeror or Acquiring Person. The Rights Plan is intended to provide shareholders with adequate time to properly evaluate the Take-Over Bid and to provide the Board with sufficient time to explore and possibly develop alternatives for maximizing shareholder value. Those alternatives could include, if deemed appropriate by the Board, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance shareholder value.

Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or minority discounted shares in an issuer. This is particularly so in the case of a partial bid for less than all of the common shares where the bidder wishes to obtain a control position, but does not wish to acquire all of the common shares. The Rights Plan Agreement provides a shareholder approval mechanism in the Permitted Bid provision which is intended to ensure that a shareholder can separate the tender decision from the approval or disapproval of a particular Take-Over Bid. By requiring that a bid remain open for acceptance for a further ten (10) days following public announcement that more than fifty percent (50%) of the common shares (other than those Beneficially Held by the Offeror or Acquiring Person) have been deposited, a shareholder's decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a corporation that is the subject of a take-over bid.

Unequal Treatment

While existing securities legislation has addressed many concerns of unequal treatment, there remains the possibility that control of a corporation may be acquired pursuant to a private agreement pursuant to which a small group of shareholders disposes of shares at a premium to the market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The Rights Plan Agreement addresses these concerns by applying (with certain exceptions) to all acquisitions resulting in the acquiror beneficially holding greater than twenty percent (20%) of the common shares, to better ensure that all shareholders receive equal treatment.

General Impact of the Rights Plan

In the past, shareholder rights plans have been criticized by some commentators on the basis that they may serve to deter Take-Over Bids, to entrench management, and to place in the hands of boards of directors, rather than shareholders, the decision as to whether a particular bid for acquisition of control is acceptable. Critics of some shareholder rights plans have also alleged that they cast a needlessly wide net, thereby increasing the likelihood of an inadvertent triggering of the plan, while at the same time deterring shareholders from participating in legitimate corporate governance activities.

The Board has considered these concerns, and believe that they have been addressed by the Rights Plan Agreement.

It is not the intention of the Board in adopting the Rights Plan to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Corporation. For example, through the Permitted Bid mechanism, described in more detail below, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board will continue to be bound to consider fully and fairly any bid for the Corporation's common shares in any exercise of its discretion to waive application of the Rights Plan or redeem the Rights. In discharging that responsibility, the Board must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The Rights Plan does not preclude any shareholder from utilizing the proxy mechanism of the Business Corporations Act (Ontario) to promote a change in the management or direction of the Corporation, and has no effect on the rights of holders of outstanding voting shares of the Corporation to requisition a meeting of shareholders, in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their common shares. The definitions of "Acquiring Person" and "Beneficial Ownership" have been developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional shareholders and their clients.

The Board believes that the dominant effect of the Rights Plan will be to enhance shareholder value, and ensure equal treatment of all shareholders in the context of an acquisition of control.

The Rights Plan will not interfere with the day-to-day operations of the Corporation. The initial issuance of the Rights (defined below) does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements. In addition, the Rights Plan is initially not dilutive and is not expected to have any effect on the trading of the Corporation's common shares. However, if a Flip-In Event occurs and the Rights separate from the common shares, as described in the summary below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-In Event may suffer substantial dilution.

Recent Developments

The Board believes that the results of several recent unsolicited Take-Over Bids in Canada demonstrate that shareholder rights plans can enhance shareholder value without removing the ultimate decision from the shareholders. In a number of instances since 1995, a change of control was achieved following an unsolicited bid in circumstances where the ultimately successful bid was substantially better than the original offer made by the bidder. It should be noted however, that there can be no guarantee that the Rights Plan, if approved, would serve to cause a similar result.

In several decisions, the Ontario Securities Commission has indicated that the board of directors of a corporation confronted with an unsolicited take-over bid will not be allowed to maintain a shareholder rights plan indefinitely to keep a bid from the shareholders; however, these decisions also indicate that so long as the board of directors is actively and realistically seeking value-maximizing alternatives, shareholder rights plans may serve a legitimate purpose.

Summary of the Terms of the Rights Plan Agreement

The following is a summary of the terms of the Rights Plan Agreement, which is qualified in its entirety by the Rights Plan Agreement, a copy of which is available to shareholders of record upon request made to the Corporation at its registered head office located at 220 Bay Street, 14th Floor, Toronto, Ontario, Canada, M5J 2W4, Attention: Mr. Patrick Evans.

Issue of Rights

Under the Rights Plan Agreement, share purchase rights (the "Rights") will be created effective August 31, 2006 in respect of the common shares of the Corporation at the rate of one (1) Right for each common share of the Corporation outstanding as at 5:00 p.m. (Toronto time) on August 4, 2006 (the "Record Time") and each common share of the Corporation issued after the Record Time but before the earlier of the Separation Time and the Expiration Time (as defined in the Rights Plan Agreement).

Separation Time

The Separation Time is the tenth (10th) Business Day after the earlier of (a) the "Stock Acquisition Date", which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; and (b) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any subsidiary of the Corporation) to commence a Take-Over Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid). In either case, the Separation Time can be such later Business Day as may from time-to-time be determined by the Board of Directors. If a Take-Over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

Acquiring Person

Subject to certain exceptions set forth in the Rights Plan Agreement, the dilutive effects of the Rights are triggered by a person becoming an Acquiring Person upon the acquisition of Beneficial Ownership of twenty percent (20%) or more of the outstanding common shares of the Corporation. Notwithstanding the foregoing, a person will not trigger the separation and exercisability of the Rights if he becomes the Beneficial Owner of twenty percent (20%) or more of the shares of the Corporation as a result of:

(a)
a Voting Share Reduction, meaning, generally, an acquisition or redemption by the Corporation of its common shares, which, by reducing the number of common shares outstanding, increases the percentage of shares Beneficially Owned by such person to twenty percent (20%) or more of the common shares then outstanding;

(b)
a Pro Rata Acquisition, meaning, generally, an acquisition of common shares pursuant to a dividend re-investment plan, share purchase plan, stock dividend, a stock split or other similar event. It also means the acquisition or exercise of share purchase rights distributed pursuant to a bona fide rights offering or a public or private distribution of common shares or Convertible Securities (including a conversion or exchange of such Convertible Securities), but only if the acquisition allows the acquirer to maintain its percentage holding of common shares;

(c)
a Convertible Security Acquisition, meaning, generally, an acquisition of common shares pursuant to the due exercise of Convertible Securities owned by a person as at the Record Time or the exercise of Convertible Securities acquired after the Record Time pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition;

(d)	a Permitted Bid Acquisition, meaning, generally, an acquisition of common shares made pursuant to a Permitted Bid or a Competing Permitted Bid; and

(e)
an Exempt Acquisition, meaning, generally, an acquisition of common shares in respect of which the Board has waived application of the Rights Plan Agreement or which was made prior to the date of the Rights Plan Agreement;

provided in all cases that, if any person becomes the Beneficial Owner of twenty percent (20%) or more of the shares by such means and he subsequently becomes the Beneficial Owner of additional shares, other than by such means, then, as of the date of such additional acquisition, he shall become an Acquiring Person. A person who is an Acquiring Person as at the Record Time may acquire additional shares to a maximum of ten percent (10%) of the outstanding common shares without triggering the dilutive effects of the Rights.

Exceptions to Beneficial Ownership

Investment advisors (for fully managed accounts) and trust companies (acting in their capacities as trustees and administrators) acquiring greater than twenty percent (20%) of the Corporation's common shares will not be considered to be the Beneficial Owner of such shares, and so will be exempted from triggering the dilutive effects of the Rights, provided that they are not, either alone or as part of a group, making a Take-Over Bid.

Exercise of Rights Privilege

The Rights will separate from the common shares and become exercisable ten (10) Business Days after a Person has become an Acquiring Person, or commences or announces a Take-Over Bid for the Corporation's outstanding common shares, other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid. The acquisition by an Acquiring Person of twenty percent (20%) or more of the Corporation's common shares is referred to as a "Flip-in Event".

When a Flip-in Event occurs each Right (except for Rights Beneficially Owned by an Acquiring Person or certain transferees of an Acquiring Person, which Rights shall be void) becomes a right to purchase from the Corporation, upon exercise thereof in accordance with the terms of the Rights Plan Agreement, that number of common shares having an aggregate market price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price. For example, if at the time of the Stock Acquisition Date the Exercise Price is $50.00 and the Market Price of the common shares is $20.00, the holder of each Right would be entitled to purchase common shares having an aggregate Market Price of $100.00 (that is, five (5) common shares) for $50.00 (that is, a fifty percent (50%) discount from the Market Price. The Rights Plan Agreement provides for adjustments to the number of Rights outstanding, the number of common shares acquirable pursuant to each Right and the Exercise Price (or a combination of the foregoing) in certain circumstances or upon the occurrence of certain events including consolidations or subdivisions of the common shares, the payment of dividends, limitations that may exist from time to time in respect of the Corporation's authorized but unissued share capital or the exchange of existing common shares for other shares or securities of the Corporation.

Any Rights attached to common shares held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Any offer other than a Permitted Bid or a Competing Permitted Bid will, as a result of the dilutive effects of the Rights, be prohibitively expensive for the Acquiring Person. The Rights Plan is therefore designed to require any person interested in acquiring more than twenty percent (20%) of the Corporation's common shares to do so by way of a Permitted Bid or a Competing Permitted Bid or to make an offer which the Board considers to represent the full value of the common shares.

Prior to the Rights being triggered by a Flip-in Event, the Rights will have no value and will have no dilutive effect on the common shares or capital stock of the Corporation.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on the common share certificates of the Corporation issued after the Record Time and will not be transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates and will be transferable separately from the common shares.

Permitted Bid

A Permitted Bid will not trigger the dilutive effects of the Rights Plan. The Permitted Bid requirements include the following:

(a)	the offer must be made for all common shares and must be made by way of a take-over bid circular to all holders of the Corporation's common shares;

(b)
the Offeror must not Beneficially Own more than ten percent (10%) of the outstanding common shares (this restriction does not apply to Offerors who Beneficially Own ten percent (10%) or more of the outstanding common shares as at the Record Time provided that they do not increase their Beneficial Ownership by more than two percent (2%) of the outstanding common shares after the Record Time);

(c)
the offer must be outstanding for a minimum of ninety (90) days (and up to one hundred twenty (120) days in the event that a Competing Permitted Bid emerges) to permit shareholders of the Corporation to properly assess the bid and to allow competing bids to emerge. This also gives the Board sufficient time to review the offer, seek or formulate alternatives and communicate its recommendation to shareholders of the Corporation. Should more than fifty percent (50%) of common shares held by shareholders other than the Offeror be tendered to the offer, shareholders of the Corporation are to be provided with an additional ten (10) clear business days during which to tender any common shares not already tendered to the offer;

(d)
the offer must provide that common shares may only be taken up and paid for if more than fifty percent (50%) of the common shares held by shareholders of the Corporation other than the Offeror have been deposited or tendered and not withdrawn;

(e)	when the offer has been made, no further common shares may be acquired by the Offeror except pursuant to the Permitted Bid; and

(f)	if the consideration offered is not payable entirely in cash, a fairness opinion must be provided to the shareholders of the Corporation in connection with the offer.

A Competing Permitted Bid will not have to be outstanding for a minimum of ninety (90) days, but instead it cannot expire prior to the expiry of the initial Permitted Bid.

Exchange Option

If at any time the Board, acting in good faith, determines that conditions exist which would eliminate or materially diminish, in any respect, the benefits intended to be afforded to the holders of Rights under the Rights Plan Agreement, it may, at its option, at any time after a person has become an Acquiring Person, authorize the Corporation to issue or deliver, in exchange for each Right (excluding Rights held by an Acquiring Person), debt or equity securities or assets (or a combination thereof) of the Corporation and, in that event, the right to exercise the Rights will terminate.

Redemption and Waiver

The Board may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the Rights at a redemption price of one one-hundreth of one cent ($0.0001) per Right and, in that event, the right of holders of Rights to exercise the Rights will terminate. The Rights Plan Agreement also gives the Board the right, at its option, to waive the application of the Rights Plan to any particular Flip-in Event, provided that it also waives the application of the Rights Plan to any other Flip-in Event then in existence.

Amendments

The Corporation may, from time to time, amend the Rights Plan Agreement without the approval of the holders of shares or Rights, to correct any clerical or typographical error. The Corporation may also, with the consent of the holders of common shares, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of the Rights Plan Agreement. After the Stock Acquisition Date (as defined in the Rights Plan Agreement), the Rights Plan Agreement may be amended only with the consent of the holders of Rights.

Shareholder Approval and Future Ratification

Shareholder ratification of the Rights Plan Agreement is not required by law, but is a requirement of the Toronto Stock Exchange Policy Statement on shareholder rights plans (the "TSX Policy"). In addition, the Board has determined that that it would not, in any event, allow the Shareholder Rights Plan to remain in force without shareholder approval.

The Rights Plan Agreement provides that it must be confirmed by shareholders of the Corporation at the first meeting of shareholders of the Corporation held following the date of Board approval of the Rights Plan Agreement, and, in any event, within six (6) months of such Board approval. If the Rights Plan Agreement is not so confirmed, the Rights Plan shall be of no further force and effect. Shareholders of the Corporation will therefore be asked at the Meeting to consider and, if thought advisable, to approve, ratify and confirm by means of an ordinary resolution, the Rights Plan Agreement. In accordance with the TSX Policy, such an ordinary resolution must be approved by both:

(1)	a vote of shareholders of the Corporation that excludes the votes of any "grandfathered person" and its associates, affiliates, and insiders; and

(2)	a vote of shareholders of the Corporation that does not exclude such votes of any "grandfathered person";

where a "grandfathered person" is any particular shareholder of the Corporation who, as at the Record Date, is initially exempted from being an Acquiring Person notwithstanding that their percentage beneficial common share holdings exceed the triggering ownership threshold under the Shareholder Rights Plan. To the knowledge of the Board, as at the date hereof, the only "grandfathered person" is Bottin (International) Investments Ltd. (controlled by Dermot Desmond).

The full text of the resolution shareholders will be asked to approve is attached to this Circular as Appendix 3. To be approved, the resolution must be passed by a majority of the votes entitled to be cast and counted by shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the resolution approving, ratifying and confirming the Rights Plan and the Rights Plan Agreement.

In addition, the Rights Plan Agreement provides that the continued existence of the Rights Plan must be ratified by a majority of the shareholders of the Corporation at a meeting of shareholders of the Corporation to be held not earlier than January 31, 2007 and not later than the date on which the 2007 annual meeting of shareholders of the Corporation terminates.

Expiration

Subject to shareholder approval and future shareholder ratification as described above, the Rights Plan Agreement will have a term of ten (10) years.

Directors' Recommendations

The Board has determined that the Rights Plan Agreement is in the best interests of the Corporation and its shareholders and unanimously recommends that shareholders vote in favour of approving, ratifying and confirming the Rights Plan Agreement.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on the SEDAR website at www.sedar.com. Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Corporation's financial statements and MD&A by contacting the Corporation at 220 Bay Street, 14th Floor, Toronto, Ontario, Canada M5J 2W4, by mail or by telephone at 416-361-3562.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVALS AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Corporation, to the auditor of the Corporation, and to the appropriate governmental agencies, have been approved by the Board.

DIRECTOR'S APPROVAL

The contents and the sending of this Circular to the shareholders of the Corporation have been approved by the Board. Unless otherwise specified, information contained in this Circular is given as of July 26, 2006.

ON BEHALF OF THE BOARD "Patrick Evans" PATRICK EVANS President and Chief Executive Officer

APPENDIX 1

TSX CORPORATE GOVERNANCE GUIDELINES

TSX Corporate Governance Committee Guidelines		Does the Corporation Conform?	Comments
1	The Board should explicitly assume responsibility for stewardship of the Corporation specifically for:		The Board acknowledges that it has responsibility for the stewardship of the Corporation.
(a)	adoption of a strategic planning process	Yes	The Board reviews strategic plans formally on an annual basis, and informally as required.
(b)	identification of principal risks, and implementing risk management systems	Yes	The Audit Committee and the Board as a whole have identified the Corporation's principal risks and review those risks and the management thereof on an ongoing basis.
(c)	succession planning and monitoring senior management	Yes
The Board as a whole has the responsibility for succession planning as it relates to senior management. The Compensation Committee monitors the performance of senior management generally. The Board also reviews the performance of senior management.

(d)	communications policy	Yes	The Board, through and with the assistance of senior management, has established procedures to ensure consistency in the manner that communications with shareholders and the public are managed.
(e)	integrity of internal control and management information systems	Yes
The Audit Committee has responsibility for the integrity of internal controls to manage information systems with respect to financial matters. The Board, through management, has established internal control and management information systems with respect to other operational matters.

2	Majority of directors should be "unrelated" (independent of management and free from conflicting interest)	Yes	Only Patrick Evans (President and CEO, Director) is a related director.
3	Disclosure for each director whether he or she is related, and how that conclusion was reached	Yes
Patrick Evans - Related - is President and CEO of the Corporation.
For the remainder of directors and the proposed directors, none of them or their associates have:
- worked for the Corporation
- material contracts with the Corporation
- received remuneration from the Corporation in excess of directors' fees and stock options
- a significant shareholding or a relationship with a significant shareholder (defined under the TSX guidelines as a shareholder with the ability to exercise a majority of the votes for the election of the board of directors)
Jonathan Comerford - Unrelated
Harry Dobson - Unrelated
Elizabeth Kirkwood - Unrelated
Carl Verley - Unrelated
David Whittle - Unrelated

4.a.	Appoint a committee responsible for appointment/ assessment of directors	No	The Board as a whole assesses the performance and qualification of directors and assesses and recommends potential nominees to the Board.
4.b.	Composed exclusively of non-management directors, the majority of whom are unrelated	Yes	Five of six directors are non-management, and unrelated.
5	Implement a process for assessing the effectiveness of the Board, its committees and directors	Yes	The Board as a whole reviews the overall effectiveness of the Board, its committees, individual directors and management.
6	Provide orientation and education programs for new directors	No	Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors.
7	Consider reducing size of the Board, with a view to improving effectiveness	Yes	The Board as a whole has reviewed the size of the Board and concluded that the current number of directors is appropriate to the needs of the Corporation at this time.
8	Review compensation of directors in light of risks and responsibilities	Yes	The Board as a whole considers the compensation of directors.
9.a.	Committees should generally be composed of non-management directors	Yes	All Board committees are composed entirely of non-management directors.
9.b.	Majority of committee members should be unrelated	Yes	All Board committees are composed of a majority of unrelated directors.
10	Appoint a committee responsible for approach to corporate governance issues	Yes
The Corporate Governance Committee has the mandate to review the Corporation's compliance with these guidelines on a continual basis and to consider all matters relevant to the corporate governance of the Corporation.

11.a.	Define limits to management's responsibilities by developing mandates for:
	i) the Board	Yes	Although there is no specific mandate for the Board, any responsibility which is not delegated to senior management or a committee of the Board remains the responsibility of the Board.
	ii) the CEO	Yes	The objectives of the Corporation, as determined annually by the Board, constitute the mandate of the CEO.
11.b.	Board should approve CEO's corporate objectives	Yes	The CEO's corporate objectives are established annually by the Board in conjunction with management, including the CEO.
12	Establish structures and procedures to enable the Board to function independently of management	Yes	On occasions where it is considered advisable, the Board has met in the absence of management. All Board committees are comprised solely of non-management members.
13.a.	Establish an audit committee with a specifically defined mandate	Yes
The Audit Committee is mandated to monitor audit functions, the preparation of financial statements, review press releases on financial results, review other regulatory documents as required and meet with outside auditors independently of management.

13.b.	All members should be non-management directors	Yes	The Audit Committee is comprised entirely of non-management members.
14	Implement a system to enable individual directors to engage outside advisors, at the Corporation's expense	No
No formal system for the engagement of outside advisors has been implemented, however, directors on occasion have been invited to seek independent counsel at the Corporation's expense and have done so. There is no policy in place prohibiting this activity or establishing specific guidelines as to how such arrangements are to be made.

APPENDIX 2

Mountain Province Diamonds Inc

Charter of the

Audit Committee of the Board of Directors

May 29, 2006

Mandate

A. Role and Objectives

The Audit Committee (the "Committee") is a committee of the Board of Directors (the "Board") of Mountain Province Diamonds Inc ("MPV") established for the purpose of overseeing the accounting and financial reporting process of MPV and external audits of the consolidated financial statements of MPV. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to MPV's internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval MPV’s audited annual consolidated financial statements and other mandatory financial disclosure.

MPV’s external auditor is accountable to the Board and the Committee as representatives of shareholders of MPV. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of MPV;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor's independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and MPV’s external auditor.

B. Composition

1.
The Committee shall comprise at least three directors, none of whom shall be an officer or employee of MPV or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with MPV or any affiliate thereof which could reasonably interfere with the exercise of the member's independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2.
Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of MPV.

3.
The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements as described above.

4.	The Committee shall have access to such officers and employees of MPV and to such information respecting MPV as it considers necessary or advisable in order to perform its duties and responsibilities.

C. Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2.	A quorum for meetings of the Committee shall be a majority of its members.

3.
Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The CFO shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at every meeting.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.
The Committee shall meet periodically with MPV’s external auditor in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine, part or all of each such meeting to be in the absence of management.

Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of MPV and external audits of MPV’s consolidated financial statements. In that regard, the Committee shall:

1.
satisfy itself on behalf of the Board with respect to MPV's internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of MPV (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.
review with management and the external auditor the annual consolidated financial statements of MPV, the reports of the external auditor thereon and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively, "Annual Financial Disclosures") prior to their submission to the Board for approval. This process should include, but not be limited to:

(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year's financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing accounting treatment of unusual or non-recurring transactions;

(d)	reviewing the adequacy of any reclamation fund;

(e)	reviewing disclosure requirements for commitments and contingencies;

(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g)	reviewing unresolved differences between MPV and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosures;

3.
review with management all interim consolidated financial statements of MPV and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively "Quarterly Financial Disclosures") and, if thought fit, approve all Quarterly Financial Disclosures;

4.
be satisfied that adequate procedures are in place for the review of MPV’s public disclosure of financial information extracted or derived from MPV’s financial statements, other than Annual Financial Disclosures or Quarterly Financial Disclosures, and shall periodically assess the adequacy of those procedures;

5.
review with management and recommend to the Board for approval, any financial statements of MPV which have not previously been approved by the Board and which are to be included in a prospectus of MPV;

6.	review with management and recommend to the Board for approval, MPV’s Annual Information Form;

7.	with respect to the external auditor:

(a)	receive all reports of the external auditor directly from the external auditor;

(b)	discuss with the external auditor:

(i)	critical accounting policies;

(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

(iii)	other material, written communication between management and the external auditor;

(c)
consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)
review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor's fees, and make a recommendation to the Board as to the compensation of the external auditor;

(e)
when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)
review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with MPV and its affiliates in order to determine the external auditor's independence, including, without limitation:

(i)
requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to MPV;

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(iii)	recommending that the Board take appropriate action in response to the external auditor's information to satisfy itself of the external auditor's independence;

(h)	as may be required by applicable securities laws, rules and guidelines, either:

(i)
pre-approve all non-audit services to be provided by the external auditor to MPV (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(i)	review and approve the hiring policies of MPV regarding partners, employees and former partners and employees of the present and former external auditor of MPV;

8. a) establish procedures for:

(i)	the receipt, retention and treatment of complaints received by MPV regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of MPV of concerns regarding questionable accounting or auditing matters; and

(b)
review with the external auditor its assessment of the internal controls of MPV, its written reports containing recommendations for improvement, and MPV's response and follow-up to any identified weaknesses;

9.
with respect to risk management, be satisfied that MPV has implemented appropriate systems of internal control over financial reporting (and review management's assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

10.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

11.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

APPENDIX 3

ORDINARY RESOLUTION
RE: SHAREHOLDER RIGHTS PLAN AGREEMENT

WHEREAS the board of directors (the "Board") of Mountain Province Diamonds Inc. (the "Corporation") have authorized and approved a shareholder rights plan pursuant to the Shareholder Rights Plan Agreement dated as of August 4, 2006 between the Corporation and Computershare Investor Services Inc. as the rights agent (the "Rights Plan Agreement") by written resolution of the Board passed effective August 4, 2006 to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and fairly in connection with any Take-Over Bid (as that term is defined in the Rights Plan Agreement) for the Corporation;

AND WHEREAS in furtherance of implementing the Rights Plan Agreement, the Board has recommended the Rights Plan Agreement to the shareholders of the Corporation for approval and ratification and adoption;

NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

1.  The Rights Plan Agreement be and it is hereby approved, ratified, confirmed and adopted by the shareholders of the Corporation in accordance with and subject to its terms and conditions; and

2.  Any director or officer of the Corporation is hereby authorized and directed to execute and to deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such director or officer may be necessary or desirable to give effect to this resolution.

Mountain Province Diamonds Inc.

Security Class
Holder Account Number

Voting Instruction Form ("VIF") - Annual and Special Meeting to be held on September 13, 2006

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.  We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2.  We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.  If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).

4.  This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.  If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6.  When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.  This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.  Should you wish to receive a legal form of proxy, please indicate in the space provided (please see reverse) and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.

9.  Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.

10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 10:00 am, Eastern Time, on September 11, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone

To Vote Using the Internet
• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site:

1-866-734-VOTE (8683) Toll Free	www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointee(s)

I/We, being holder(s) of Mountain Province Diamonds Inc. (the "Corporation") hereby appoint: Jonathan Comerford, or failing him, Patrick Evans, or failing him, Jennifer Dawson,	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space(see Note #3 on reverse).	☐

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Mountain Province Diamonds Inc. to be held at The National Club, 303 Bay Street, Toronto, Ontario on September 13, 2006 at 10:00 AM (Toronto time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES
1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. Jonathan Comerford	☐	☐	02. Patrick Evans	☐	☐	03. Elizabeth J. Kirkwood	☐	☐	04. Carl Verley	☐	☐

05. David Whittle	☐	☐	06. D.H.W. (Harry) Dobson

2. Appointment of Auditors
	For	Withhold
Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

3. Ordinary Resolution
For	Against
NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT: 1. The Rights Plan Agreement be and it is hereby approved, ratified, confirmed and adopted by the shareholders of the Corporation in accordance with and subject to its terms and conditions; and 2. Any Director or Officer of the Corporation is hereby authorized and directed to execute and to deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such Director or Officer may be necessary or desirable to give effect to this resolution.
☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.	__________	MM/DD/YY

Mark this box if you wish to receive a legal form of proxy (see Note #8 on reverse).	☐

017055	AR0	MPVQ

Mountain Province Diamonds Inc.
Security Class
Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on September

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.  Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.  If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.  This proxy should be signed in the exact manner as the name appears on the proxy.

4.  If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.  The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.  The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.  This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.  This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Eastern Time, on September 11, 2006

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Internet

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site:

1-866-734-VOTE (8683) Toll Free	www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointee(s)

I/We, being holder(s) of Mountain Province Diamonds Inc. (the "Corporation") hereby appoint: Jonathan Comerford, or failing him, Patrick Evans, or failing him, Jennifer Dawson,	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space(see Note #3 on reverse).	☐

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Mountain Province Diamonds Inc. to be held at The National Club, 303 Bay Street, Toronto, Ontario on September 13, 2006 at 10:00 AM (Toronto time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES
1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. Jonathan Comerford	☐	☐	02. Patrick Evans	☐	☐	03. Elizabeth J. Kirkwood	☐	☐	04. Carl Verley	☐	☐

05. David Whittle	☐	☐	06. D.H.W. (Harry) Dobson

2. Appointment of Auditors
	For	Withhold
Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

3. Ordinary Resolution
For	Against
NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT: 1. The Rights Plan Agreement be and it is hereby approved, ratified, confirmed and adopted by the shareholders of the Corporation in accordance with and subject to its terms and conditions; and 2. Any Director or Officer of the Corporation is hereby authorized and directed to execute and to deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such Director or Officer may be necessary or desirable to give effect to this resolution.
☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.	__________	MM/DD/YY

Mark this box if you wish to receive a legal form of proxy (see Note #8 on reverse).	☐

017055	AR0	MPVQ